EXHIBIT 10.1

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT (this “Agreement”) is between WisdomTree Asset Management, Inc. (“WisdomTree”), a Delaware corporation with its principal offices at 245 Park Avenue, 35th Floor, New York, NY 10167, and David Abner (“Executive”).

WHEREAS, Executive is employed by WisdomTree pursuant to the terms of a letter agreement between Executive and WisdomTree dated February 29, 2008 (the “Employment Letter”) and an agreement dated as of July 25, 2016, as amended, governing the terms and conditions of Executive’s temporary assignment to London, U.K. to serve as Head of Europe for a term ending on July 31, 2019 (the “Relocation Agreement”), which agreement amended the Employment Letter; and

WHEREAS, the parties hereto now mutually desire to provide for the termination of Executive’s employment and certain other matters.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1.    Termination of Employment. Executive’s employment by WisdomTree is terminated effective as of July 31, 2019 (“Termination Date”).

2.    Prior Agreements. Unless specifically provided herein, the Employment Letter and the Relocation Agreement are hereby superseded in their entirety by the terms, conditions and agreements set forth in this Agreement; provided that (a) the arbitration provisions set forth in Appendix A to the Relocation Agreement shall govern the resolution of any disputes and claims between Executive and WisdomTree arising under or relating to this Agreement; and (b) Executive shall continue to be bound by the provisions of Paragraph 4 of the Employment Letter, which are expressly incorporated herein and hereby confirmed and ratified. For purposes of Paragraph 4 of the Employment Letter (as the same is used and incorporated into this Agreement), all references therein to “the Company, WTI and/or WTT” shall also include the WT Subs and the WT Advised Issuers, as those terms are defined in Paragraph 5(a) below.

3.    Accrued Compensation.

(a)    WisdomTree shall pay to Executive all salary (at Executive’s last annual base salary rate of $325,000) and unused vacation pay (if any) accrued through the Termination Date less Executive’s customary payroll withholdings and deductions. This payment shall be made by direct deposit to Executive’s account as previously designated to WisdomTree and paid pursuant to WisdomTree’s normal payroll practices by the second regularly scheduled payroll period after the Termination Date.

(b)    Except as otherwise specifically set forth in this Agreement, no additional benefits relating to Executive’s employment shall accrue to Executive after the Termination Date, and subsequent to the Termination Date, Executive is not entitled to, and shall not receive, any further employment-related compensation or benefits from WisdomTree or any of its affiliates except for any vested benefit arising under an employment benefit plan maintained by WisdomTree or its parent company, WisdomTree Investments, Inc. (“WTI”).

4.    Consideration. Provided Executive executes this Agreement within twenty-one (21) days of receipt of this Agreement, does not revoke it as provided in Paragraph 11(a), below, and complies with its terms:

(a)    Separation Payments. WisdomTree shall pay Executive $1,254,167 in the aggregate (less applicable withholdings and deductions) in cash, which amount is equal to (i) one year of Executive’s last annual base salary of $325,000, (ii) a guaranteed minimum bonus of $500,000, (iii) a pro-rated portion of Executive’s 2019 discretionary bonus in the amount of $375,000 and (iv) two (2) months of Executive’s last annual base salary equal to $54,167 as payment for Executive’s unused sabbatical, as follows:

(i)    WisdomTree shall pay Executive $989,167 by direct deposit in one lump sum, by the second regularly scheduled payroll period after the Effective Date (as defined in Paragraph 11(a), below). Executive acknowledges and agrees that if Executive owes WisdomTree any monies (other than any tax equalization amounts, including those described in Paragraph 4(e)), Executive authorizes WisdomTree to deduct any such amounts from the payment set forth in this Paragraph 4(a)(i); and

(ii)    WisdomTree shall pay Executive $265,000 in substantially equal installments in accordance with WisdomTree’s then effective payroll practices over 12 months following Executive’s “separation from service” as defined in Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”). The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). Notwithstanding the foregoing, if at the time of Executive’s separation from service within the meaning of Section 409A, WisdomTree determines that Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, the first installment payment due to Executive under this Paragraph 4(a)(ii) shall not be paid until the date that is the earlier of (A) six months and one day after Executive’s separation from service and (B) Executive’s death, and such first installment shall include a catch-up payment covering amounts that would otherwise have been paid during said six-month period or during the period up to Executive’s death, as applicable, but for the application of this provision, and the balance of the installments shall be payable in accordance with the original payment schedule as provided in Paragraph VIII.D of the Relocation Agreement. For the avoidance of doubt, if Executive commences new employment during the period in which such installments are payable, WisdomTree shall continue to make such payments, provided that Executive complies with the terms of this Agreement, including Paragraph 4 of the Employment Letter.

(b)    Equity Awards.

(i)    An aggregate of 63,120 shares of restricted stock of WTI granted to Executive pursuant to Restricted Stock Agreements dated as of August 1, 2016, January 25, 2017, January 25, 2018 and January 25, 2019 that are currently unvested and which would otherwise vest on or before July 31, 2020 had Executive remained an employee of WisdomTree through such date, shall be modified to vest in full on January 31, 2020 provided that Executive serves as a consultant to WTI or its subsidiaries through such vesting date pursuant to that certain Professional Services Agreement to be entered into between WTI and Executive (the “PSA”). For the avoidance of doubt, none of such shares of restricted stock shall vest before January 31, 2020.

(ii)    An aggregate of 37,735 shares of restricted stock of WTI granted to Executive pursuant to Restricted Stock Agreements dated as of January 25, 2018 and January 25, 2019 that are currently unvested and which would otherwise vest after July 31, 2020 had Executive remained an employee of WisdomTree through such date, shall be modified to vest in full on July 31, 2020 provided that Executive serves as a consultant to WTI or its subsidiaries through such vesting date pursuant to the PSA.

(iii)    Options to purchase an aggregate of 150,000 shares of common stock of WTI granted to Executive pursuant to Stock Option Agreements dated as of January 28, 2010, February 5, 2010 and January 27, 2011 that are currently exercisable and which would otherwise remain exercisable for 90 days after the Termination Date, shall be modified to remain exercisable until January 27, 2020.

(iv)    The 12,461 performance-based restricted stock units (“PRSUs”) of WTI granted to Executive pursuant to the Performance-Based Restricted Stock Unit Agreement dated as of January 25, 2019 (the “PRSU Agreement”) shall be governed by the terms of such agreement. For purposes of clarity, none of the PRSUs shall vest on the Termination Date based on the calculation set forth in Section 3.11.3 of the PRSU Agreement but the PRSUs shall remain outstanding and eligible to vest for 12 months following the Termination Date in accordance with Section 3.11.3 of the PRSU Agreement.

(v)    The provisions of this Paragraph 4(b) shall be deemed to amend each of the Stock Option Agreements and Restricted Stock Agreements referred to in Paragraphs 4(b)(i)-(iii) herein.

(c)    Repatriation Assistance. If Executive relocates to the New York City metropolitan area on or prior to September 30, 2020, WisdomTree shall provide Executive up to $25,000 of repatriation assistance, which amount shall be increased by the amount of any advance purchase, one-way premium coach-class tickets for Executive’s immediate family (less applicable withholdings and deductions). This amount is intended to be applied to the following areas:

•	airfares/ground transportation for Executive to move from London back to New York;

•	labor costs associated with packing household goods for shipment to Executive’s home location in New York;

•	shipment of necessary household goods from London and from storage in the U.S. to Executive’s home location in New York;

•	any temporary housing accommodations prior to the move to Executive’s home location in New York; and

•	broker’s fees and costs associated with finding a permanent residence in New York, if needed.

The above expenses shall be paid either directly by WisdomTree to the vendors or by Executive. To the extent that Executive pays any such expenses, WisdomTree shall reimburse Executive for such expenses, upon Executive providing WisdomTree with receipts or other reasonably acceptable documentation.

(d)    Tax Returns. WisdomTree shall secure and pay for the services of BDO, USA LLP (“BDO”) to prepare Executive’s U.S. and U.K. income tax returns for the 2019 tax year and to provide assistance to Executive in making estimated tax payments for the balance of the 2019 tax year.

(e)    Tax Equalization. In connection with the reconciliation of the difference between Executive’s “actual” tax payments and “stay-at-home tax” for the 2017, 2018 and 2019 tax years during which Executive was on international assignment for WisdomTree in the U.K., Executive acknowledges that in lieu of Executive reimbursing tax equalization amounts owed to the Company as contemplated by Paragraph V.B. of the Relocation Agreement, Executive’s U.S. income tax return for the 2019 tax year instead will reflect taxable income to Executive (if so advised by BDO) of (i) $271,975 for 2017 and $44,248 for 2018 as set forth on the annual tax equalization summaries prepared by BDO for

2017 and 2018, which Executive acknowledges were previously provided to Executive and (ii) an amount to be determined by BDO for the period from January 1, 2019 through July 31, 2019 and to be set forth on the 2019 annual tax equalization summary to be prepared by BDO and provided to Executive.

(f)    Immigration Related Costs. WisdomTree shall pay or reimburse Executive for the legal costs and filing/application fees associated with Executive obtaining a non-work visa in the U.K. To the extent that Executive pays any such fees, WisdomTree shall reimburse Executive for such fees upon Executive providing WisdomTree with receipts or other reasonably acceptable documentation. As of the date hereof, such non-work visa has been obtained and paid for by WisdomTree.

(g)    Health Insurance. Executive shall remain eligible to participate in WisdomTree’s group health plan coverage through the last day of the month in which the Termination Date occurs. Thereafter, provided Executive timely elects to continue health coverage for Executive and his eligible dependents under WisdomTree’s group health plan in accordance with the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), WisdomTree shall cover COBRA costs for Executive and his eligible dependents until the earlier of July 31, 2020 and the date Executive becomes eligible for health insurance coverage through a new employer. Thereafter, Executive shall be responsible for paying Executive’s own COBRA costs if he elects to continue with COBRA coverage. Notwithstanding the foregoing, if COBRA benefits are not available to Executive, WisdomTree shall pay for private health insurance benefits for Executive and his qualified dependents substantially and materially similar to those currently provided to Executive and his qualified dependents until the earlier of July 31, 2020 and the date Executive becomes eligible for health insurance coverage through a new employer.

5.    Representations and Agreements. The parties (as applicable) represent and agree that:

(a)    Executive and WisdomTree will not take any action or make or cause to be made any statement or comment or communicate any information (whether oral or written) that directly or indirectly disparages or reflects negatively on the other and, as to WisdomTree, on WTI, any direct or indirect subsidiary of WTI (each a “WT Sub” and collectively, the “WT Subs”), any investment company to which WisdomTree, WTI or any WT Sub serves or has served as investment advisor (each a “WT Advised Issuer” and collectively the “WT Advised Issuers”), including without limitation exchange-traded products offered by the WisdomTree Trust, WisdomTree Issuer PLC and Boost Issuer PLC, or any of their respective affiliates, or the respective directors, officers, employees, or businesses of each such entity, except (a) if testifying truthfully under oath pursuant to a court order or subpoena; or (b) in otherwise responding to or providing disclosures required by law. Notwithstanding the foregoing, should Executive fail to abide by the non-disparagement restrictions set forth in this Paragraph 5(a), in addition to the remedies set forth in Paragraph 7 below, WisdomTree, in its sole discretion, may make such public statements as it deems necessary or desirable to clarify or correct any statements or communications made by Executive;

(b)    Executive has not and will not remove any records or documents pertaining to WisdomTree, WTI, any WT Sub, WT Advised Issuer or any of its affiliates from the offices of WisdomTree, WTI, any WT Sub, WT Advised Issuer or any of its affiliates (collectively, “WisdomTree’s offices”) other than documents pertaining to Executive’s employment relationship with WisdomTree, except with the express written permission of the Chief Executive Officer of WisdomTree, and Executive will surrender all company materials, whether original, hard-copy or electronic, whether duplicated or otherwise excerpted, regardless of whether made by Executive or others, which Executive has kept at a place other than WisdomTree’s offices;

(c)    Executive has returned to WisdomTree all property of WisdomTree, WTI, any WT Sub, WT Advised Issuer and any of its affiliates in Executive’s possession, including, but not limited to, any company-issued mobile phone(s), tablet(s) and/or laptop computer(s) and charger(s), and office identification and security card(s);

(d)    Executive no longer has any authority to act on behalf of WisdomTree, WTI, any WT Sub or WT Advised Issuer in any manner whatsoever, except as expressly authorized by an executive officer of WisdomTree or pursuant to the PSA;

(e)    Executive has provided to WisdomTree’s Human Resources Department all usernames and passwords for all web portals to which Executive has obtained access on behalf of WisdomTree, WTI, any WT Sub or WT Advised Issuer, and Executive shall no longer attempt to obtain access to such portals;

(f)    WisdomTree Europe Ltd. (“WTE”), a wholly-owned subsidiary of WTI, currently leases an apartment for Executive, which lease expires on June 30, 2020 (the “London Lease”). Executive shall use best efforts to replace WTE with Executive as the lessee on the London Lease. Executive shall be solely responsible for all costs and expenses and assume all responsibilities of WTE under the London Lease as of the Termination Date and shall indemnify WTE for all costs and liabilities associated with such lease after the Termination Date; and

(g)    Executive shall resign as an officer and director of each WT Sub, WT Advised Issuer and any of its affiliates for which Executive serves in such capacities effective as of the Termination Date.

6.    Release and Covenant Not to Sue.

(a)    For and in consideration of the agreement by WisdomTree to provide Executive with the sums and benefits set forth in Paragraph 4, above, and for other good and valuable consideration, Executive, on behalf of Executive and Executive’s heirs, representatives, executors, administrators, successors, assigns and attorneys, hereby releases and discharges WisdomTree, WTI, WT Subs and WT Advised Issuers, and all of their respective subsidiaries, divisions and affiliated or related companies (collectively, the “Primary Releasees”), and all of the respective current and former directors, officers, stockholders, successors, assigns, agents, representatives and employees of each, and their members, trustees and attorneys (collectively, the “Secondary Releasees,” and, together with the Primary Releasees, the “Releasees”), of and from (i) any and all claims Executive ever had, now has, or may have in the future against one or more of the Primary Releasees regarding any cause, matter or thing arising on or before the Effective Date, and (ii) of and from any and all claims Executive ever had, now has or may have in the future against one or more of the Secondary Releasees regarding any cause, matter or thing arising on or before the Effective Date (but, with respect to this clause (ii), only to the extent that the cause, matter or thing relates to Executive’s employment by WisdomTree), including, without limitation, all claims regarding Executive’s employment by and/or the termination of Executive’s employment with WisdomTree, any claim for equitable relief or recovery of monies or damages, claims of breach of contract, wrongful termination, unjust dismissal, defamation, libel or slander, or under any federal, state or local law dealing with discrimination based on age, race, sex, national origin, handicap, religion, disability or sexual preference, any tort, any claim for wages, any claim for breach of a fair employment practice law, including, but not limited to, Title VII of the Civil Rights Act of 1964, the Older Workers Benefit Protection Act, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974, the Americans with Disabilities Act, the Family and Medical Leave Act, the New York State Human Rights Law, the New York City Humans Rights Law, the New York Labor Law, workers compensation laws and any violation of any other local, state or federal law, ordinance or regulation, the common law and any other purported restriction on an employer’s right to terminate the employment of employees. It is the understanding and agreement of the parties that the release provided by this Paragraph 6(a) shall be a general release in all respects, except as to the limited release of the Secondary Releases as provided in subparagraph 6(a)(ii), above. Notwithstanding the foregoing, the aforesaid release does not extend to: (a) those rights and claims that cannot be waived as a matter of law; (b) Executive’s rights under this Agreement, including his right to claim entitlement to the payments and other benefits as set forth in this Agreement; or (c) Executive’s right to indemnification protections as an officer of WTI and/or any of the Releasees as arising under contract, statute, regulation, certificates of incorporation or comparable documents of formation, or by-laws or comparable documents of organization.

(b)    Executive specifically releases all claims under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), relating to Executive’s employment by WisdomTree and its termination.

(c)    Pursuant to and as a part of Executive’s complete, total release and discharge of the Primary Releasees as set forth above, and as part of Executive’s limited release and discharge of the Secondary Releasees as set forth above, Executive expressly agrees, to the fullest extent permitted by law, not to sue, file a charge, claim, complaint, grievance or demand for arbitration in any forum, or (except as set forth in this Paragraph 6 and in Paragraph 9 below or as necessary to enforce this Agreement, to obtain benefits described in or granted under this Agreement, or to seek a determination of the validity of the waiver of Executive’s rights under the ADEA) assist or otherwise participate willingly or voluntarily in any claim, arbitration, suit, action, charge, complaint, investigation or other proceeding of any kind which relates to (i) any cause, matter or thing that involves the Primary Releasees and that occurred on or before the Effective Date and (ii) any cause, matter or thing that involves the Secondary Releasees and relates to Executive’s employment by WisdomTree and that occurred on or before the Effective Date. Executive represents that Executive has not filed or initiated any such proceedings against any of the Releasees as of the Effective Date. Nothing in this Agreement shall be interpreted or applied to prohibit Executive from making any good faith report to any governmental agency or other governmental entity concerning any acts or omissions that Executive may believe constitute a possible violation of federal or state law or making other disclosures that are protected under the whistleblower provisions of applicable federal or state law or regulation. Nothing in this Agreement shall be construed to prohibit Executive from filing a charge with or participating in any investigation or proceeding conducted by the Equal Employment Opportunity Commission (“EEOC”) or a comparable state or local agency. In addition, for the avoidance of doubt, pursuant to the federal Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state trade secret law or under this Agreement, the Employment Letter or the Relocation Agreement for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Notwithstanding the foregoing, Executive agrees to waive Executive’s right to recover monetary damages in any charge, complaint, or lawsuit filed by Executive or by anyone else on Executive’s behalf with the EEOC or a comparable state or local agency. For the avoidance of doubt, this Agreement does not limit Executive’s right to receive an award for information provided to any government agency or entity other than the EEOC or a comparable state or local agency. Except as otherwise provided in this Paragraph 6, Executive will not voluntarily participate in any judicial proceeding of any nature or description against any of the Releasees that in any way involves a claim that is released by Executive in this Agreement. By way of clarification, nothing in the foregoing release (or in any other provision of this Agreement) shall prohibit, limit or restrict Executive from asserting a claim arising under the PSA.

(d)    Executive acknowledges that he fully understands and agrees that the foregoing release shall operate as a complete defense to any claim or entitlement which hereafter may be asserted by Executive against any and all of the Releasees for or on account of any matter or thing whatsoever arising out of or in any way based upon the circumstances, facts and events relating to Executive’s employment by and separation from employment with WisdomTree, or to any claim made by Executive against any of the Releasees arising from such circumstances, facts and events.

(e)    (i) Executive is specifically agreeing to the terms of the release set forth above because WisdomTree has agreed to pay Executive money and to provide other benefits to which Executive was not otherwise entitled under WisdomTree’s policies or the law and has provided such other good and valuable consideration as specified herein. WisdomTree has agreed to provide this consideration because of Executive’s agreement to accept it in full settlement of all possible claims Executive might have or ever had against the Primary Releasees (and all claims against the Secondary Releasees that Executive has released as provided above), and because of Executive’s execution of the Agreement.

7.    Breach of This Agreement. Executive recognizes and agrees that Executive’s representations and obligations under this Agreement and Executive’s complete, total release and discharge of the Primary Releasees and limited release and discharge of the Secondary Releasees as set forth in Paragraph 6 above are an indispensable part of WisdomTree’s agreement to provide the consideration set forth in Paragraph 4 above, and it is understood and agreed that Executive’s failure to comply with the terms and conditions set forth in this Agreement would, to the fullest extent permitted by law, constitute a breach of this Agreement. In the event Executive breaches the material terms of this Agreement and fails to cure any such breach (to the extent curable) within ten (10) days of his receipt of written notice thereof from WisdomTree, or contests the enforceability of this Agreement, Executive agrees that WisdomTree, in addition to any other rights, defenses or remedies which it may have in such circumstances, may discontinue any further consideration payments, including continued vesting of equity awards. The remedies set forth in this Paragraph 7 shall not apply to any challenge to the validity of the waiver and release of Executive’s rights under the ADEA. In the event Executive challenges the validity of the waiver and release of Executive’s rights under the ADEA, then WisdomTree’s right to attorneys’ fees and costs shall be governed by the provisions of the ADEA, provided that the same shall not affect or impair any of Executive’s obligations under this Agreement, including without limitation, his release of non-ADEA claims in Paragraph 6 hereof. The parties further agree that nothing herein shall preclude WisdomTree or Executive (as the case may be) from recovering attorneys’ fees, costs or any other remedies specifically authorized under applicable law.

8.    Cooperation. Executive agrees to reasonably cooperate with WisdomTree and any of the other Releasees in their defense of or other participation in any administrative, judicial or other proceeding arising from any charge, complaint, grievance, claim, lawsuit, arbitration, investigation or action which has been or may be filed or commenced in which WisdomTree or any of the other Releasees is a party and wherein Executive has knowledge of the underlying facts as a result of Executive’s employment with WisdomTree. WisdomTree shall reimburse Executive for reasonable, pre-approved travel (and if applicable, lodging) expenses incurred in connection with Executive’s compliance with this Paragraph 8. Executive agrees that Executive will not encourage or cooperate or otherwise participate or confer with any current or former employee of WisdomTree or any of the other Releasees, individually or collectively, or any potential plaintiff, to commence any legal action or make any claim against WisdomTree or the other Releasees with respect to such person’s employment with same; provided, however, that nothing in this Agreement shall prohibit Executive from cooperating with the EEOC or a comparable state or local agency if required by law.

9.    Confidentiality. Executive agrees to keep the terms and existence of this Agreement confidential and not to disclose its terms or existence to third parties except for Executive’s spouse, his immediate family members, and his financial, tax and legal advisors or if required to divulge such confidential information by law or pursuant to subpoena, court order or other compulsory process, or unless WisdomTree has made such terms publicly available in a filing with the Securities and Exchange Commission. Executive expressly acknowledges and agrees that Executive’s compliance with this Paragraph 9 is a material term of this Agreement.

10.    Code Section 409A.

(a)    All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by WisdomTree or incurred by Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(b)    The parties intend that this Agreement will be administered in compliance with Section 409A. To the extent that any provision of this Agreement is ambiguous as to its exemption from or compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder are exempt from, or comply with, Section 409A. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). This Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(c)    WisdomTree makes no representation or warranty and shall have no liability to Executive or any other person if any provision of this Agreement is determined to constitute deferred compensation subject to Section 409A but does not satisfy an exemption from, or the conditions of, Section 409A.

11.    Miscellaneous.

(a)    Executive acknowledges and warrants that Executive has had the opportunity to consider for twenty-one (21) days the terms and provisions of this Agreement. Executive shall have the right to revoke this Agreement during the period of seven (7) days following Executive’s execution of this Agreement, by giving written notice of such revocation to WisdomTree. This Agreement shall not become effective until the eighth day following Executive’s execution of it, provided Executive does not revoke the Agreement during that time (the “Effective Date”). For the avoidance of any doubt, if Executive does not timely execute this Agreement by August 30, 2019, the terms of this Agreement will be null and void ab initio, WisdomTree shall have no further obligations to Executive pursuant to this Agreement, and July 31, 2019 shall be the Termination Date.

(b)    This Agreement states the entire agreement between the parties regarding Executive’s termination of employment and supersedes any and all prior oral or written agreements or understanding between the parties regarding the subject matter hereof, including the Employment Letter and the Relocation Agreement, but with the exception of (i) the arbitration provisions set forth in Appendix A to the Relocation Agreement and (ii) the provisions of Paragraph 4 of the Employment Letter, each of which shall remain in full force and effect according to their terms and are hereby confirmed and ratified. No party to this Agreement has relied on any representations in entering into this Agreement other than as set forth herein. Executive acknowledges and agrees that if Executive does not timely accept and execute the Agreement as set forth herein without revocation, the Agreement (including any and all obligations of WisdomTree to provide the consideration set forth above) shall be deemed null and void ab initio.

(c)    The waiver by any party of a breach of any provision hereof shall not operate or be construed as a waiver of any other breach of any party. No amendment or modification of this Agreement shall be valid or binding upon the parties unless in writing and signed by both parties.

(d)    If any provision of this Agreement is held invalid and unenforceable by a court or arbitrator of competent jurisdiction, the remainder of this Agreement will remain in full force and effect according to its terms. If any provision is held invalid or unenforceable with respect to particular circumstances, it will remain in full force and effect in all other circumstances. If any one or more provisions in the Agreement is held to be excessively broad as to duration, scope, activity or subject, the court or arbitrator may limit and reduce any such provisions so as to render them enforceable to the maximum extent compatible with applicable law.

(e)    The terms of this Agreement and all rights and obligations of the parties hereunder, and the enforcement of the Agreement, will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. The parties expressly agree that the sole and exclusive venue for resolution of disputes between them arising out of this Agreement or its performance shall be in New York County. The arbitration provisions set forth in Appendix A to the Relocation Agreement shall govern any arbitration proceeding between Executive and WisdomTree arising under this Agreement.

(f)    Nothing herein shall be deemed to constitute an admission of wrongdoing by WisdomTree or the other Releasees. Neither this Agreement nor any of its terms shall be used as an admission or introduced as evidence as to any issue of law or fact in any proceeding, suit or action, other than an action to construe or enforce this Agreement, or for the breach or alleged breach thereof.

(g)    Executive acknowledges that Executive has read this Agreement in its entirety, fully understands its meaning and is executing this Agreement voluntarily and of Executive’s own free will with full knowledge of its significance. Executive acknowledges and warrants that Executive has had ample opportunity to consider the terms and provisions of the Agreement and that WisdomTree advised Executive to consult with an attorney prior to executing this Agreement.

(h)    All notices under this Agreement shall be in writing and shall be delivered (i) personally, (ii) by certified or registered mail, (iii) by a nationally recognized overnight courier (for example and not by way of limitation: Federal Express, United Parcel Service), or (iv) by email (with confirmation of transmission), in each case addressed to the party to receive the same at its address identified below its signature on the signature page hereto, or such other address as the party to receive the same shall have specified by written notice to the other party given in the manner provided for in this Paragraph 11(h). All such notices so addressed shall be deemed given (i) when delivered, if delivered personally to the intended recipient or if sent by e-mail and a confirmation of receipt is obtained, (ii) one business day after sending, if sent by a nationally recognized courier service with signature required for delivery, or (iii) three (3) business days after being mailed, if sent by certified or registered mail, postage prepaid, return receipt requested.

IN WITNESS THEREOF, the parties hereto have duly executed this Agreement as of the dates set forth below. For purposes of referring to the date of this Agreement, the date this Agreement is countersigned by WisdomTree shall be the date of this Agreement, although the Effective Date shall be as provided in Paragraph 11(a), above.

WISDOMTREE ASSET MANAGEMENT, INC.

By:	/s/ Peter M. Ziemba
Peter M. Ziemba
Executive Vice President and Chief Administrative Officer

Date of Execution by WisdomTree: August 27, 2019

Notice Address:

245 Park Avenue, 35th Floor

New York, NY 10167

Attention: Legal Department

E-mail: legalnotice@wisdomtree.com

Acknowledged and Agreed by Executive:

/s/ David Abner
David Abner

Date of Execution by Executive: August 27, 2019